UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

EXPLANATORY NOTE

On November 24, 2024, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) resolved in favor of an agreement in principle (the “Agreement in Principle”), which has been documented in a term sheet dated November 24, 2024 by and among the Company, its majority shareholder, Stephen Fitzpatrick, and its primary creditor and senior secured lender, Mudrick Capital Management L.P. (“Mudrick Capital”) (the “Term Sheet”), to address the Company’s more immediate cash requirements and faciliate longer-term fund raising. A copy of the Term Sheet is furnished as Exhibit 99.1 hereto.

The Term Sheet is not legally binding and is subject to the implementation and execution of final transaction agreements documenting its terms, acceptable to the parties thereto, as well as amendments to the Company’s Memorandum and Articles of Association requiring approval by a two-thirds majority of the votes cast by the Company’s shareholders at a general meeting of shareholders.

The Agreement in Principle, as contemplated in the Term Sheet, once consummated in binding transaction agreements, would represent a consensual transaction among the parties thereto that would not only provide funding for the Company’s operations towards the end of 2025, but also remove or mitigate certain structural obstacles that have impeded the Company from accessing substantial third-party funding since its public listing. The Company believes that the Agreement in Principle will facilitate a clearer path to delivering fundraising opportunities to support it through to completion of the development and certification of its aircraft.

On November 25, 2024, the Company issued a press release in relation to the Agreement in Principle, a copy of which is furnished as Exhibit 99.2 hereto.

The material terms of the Agreement in Principle include the following:

Fixing of Conversion Price for Outstanding Notes and Other Indenture Amendments

•	Subject to certain conditions, the Indenture, dated as of December 16, 2021, among the Company and U.S. Bank National Association as trustee and collateral agent (the “Indenture”), among others, governing the 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”) is to be amended by way of one or more supplemental indentures or replaced with a new indenture (collectively, the “Indenture Amendments”), to reflect the following, among other things:

o	to provide for a fixed conversion price for the Notes remaining outstanding of $3.50 per ordinary share;

o	the interest rate applicable to the Notes, both in respect of cash interest and PIK interest, are to be increased to 10.00% and 12.00%, respectively;

o	the maturity date of the Notes is to be extended to December 15, 2028;

o	the redemption provisions of the Notes are to reflect an updated profile corresponding to the new maturity date and coupon;

Partial Conversion of Convertible Notes

•	Mudrick Capital is to immediately convert half, or approximately $130 million, of the principal amount of the Company’s then-outstanding Notes held by it, at a conversion price of $2.75 per Company ordinary share;

o	Immediately following such conversion, it is expected that Mudrick Capital will own 71% of the Company’s ordinary shares, based on the total number of ordinary shares in issue as at the date of this Form 6-K;

Indenture Enhancements

•	Promptly following the partial conversion:

o	Vertical Aerospace Group Ltd. is to become a Guarantor under the Indenture; and

o	Mudrick Capital is to waive all existing defaults and events of default under the Indenture;

Funding Commitments and Options

•	Mudrick Capital is to commit to fund up to $50 million to the Company in its next funding round (the “Equity Placement”), subject to the following:

o	$25 million is to be funded by Mudrick Capital on a non-contingent basis;

o	a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in the Equity Placement (with such backstop commitment reducing dollar-for-dollar for any amounts raised from third parties, including existing shareholders of the Company);

•	Stephen Fitzpatrick is to have (the “Participation Rights”):

o	the right to participate for $25 million in the Equity Placement on the same economic terms as other investors in the Equity Placement; or

o	in the event he elects not to participate in the Equity Placement, a 12-month option to invest $25 million in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the Equity Placement;

Governance Matters

•	The majority of the members of the Board are to be independent;

•	Mudrick Capital is to acquire certain director nomination rights, proprotionate to its share ownership percentage, and certain consent rights in respect of any amendments to such director nomination rights as well as changes to the composition of the Board;

•	Stephen Fitzpatrick is to remain on the boards of the Company and Vertical Aerospace Group Ltd. (while receiving no compensation for service on either board) so long as his ultimate shareholding in the Company remains above 3%;

•	All veto rights and reserved matters in favor of Stephen Fitzpatrick are to be removed; and

Other Matters

•	The Investment Agreement by and between the Company and Imagination Aero Investments Limited (“IAIL”) dated February 22, 2024 shall have expired (including in respect of the second tranche $25 million funding commitment) and such obligations shall be replaced by the Participation Rights.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, including, without limitation, statements regarding the consummation of the Agreement in Principle, including the entry into final transaction agreements and the satisfaction of all closing conditions, completion of the committed funding from Mudrick Capital and use of proceeds therefrom, the sufficiency of the proceeds from the committed funding to meet the Company’s more immediate capital expenditure requirements, the Company’s satisfaction of all closing conditions to the committed funding, our ability and plans to raise additional capital to fund our operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 99.1 but excluding Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Term Sheet, by and among Vertical Aersospace Ltd., Stephen Fitzpatrick and Mudrick Capital Management L.P., dated November 24, 2024.
99.2	Press release of Vertical Aerospace Ltd. dated November 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: November 25, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer